

March 14, 2014

Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
4401 Great America Parkway
Santa Clara, California 95054

>   **Re: Palo Alto Networks, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2013**
>   **Filed September 25, 2013**
>   **File No. 001-35594**

Dear Mr. McLaughlin:

We have reviewed your letter dated February 24, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 14, 2014.

Form 10-K for the Fiscal Year Ended July 31, 2013

Consolidated Financial Statements

Note 8. Income Taxes, page 77

1. We note your response to prior comment 4. Please explain in greater detail how the share-based compensation and foreign rate differentials are determined in each fiscal year presented and identify the significant components of these items. As part of your response, please explain why your share-based compensation rate differential decreased from 66.6% to (16.1%) describing the type of option grants and related income tax accounting and why the line item, "Foreign income at other than U.S. rates" decreased

from 17.2% to (62.4%) between fiscal 2012 and 2013. In this regard, please explain the relationships among pre-tax earnings (loss) and the non-U.S. revenues disclosed in Note 12, page 81.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant